UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-09383

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAMERICA BANCORPORATION TAX DEFERRED
SAVINGS/RETIREMENT PLAN (ESOP)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

AND

SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits as of
December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2010, 2009 and 2008	3

Notes to Financial Statements	4-16

Supplemental Schedules:

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)
as of December 31, 2010	17-18

Schedule H, Line 4j - Schedule of Reportable Transactions
for the Year Ended December 31, 2010	19

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and
Compensation Committee of the
Board of Directors of
Westamerica Bancorporation

We have audited the accompanying statement of net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years ended December 31, 2010, 2009 and 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and reportable transactions, as of or for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

June 17, 2011

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009

ASSETS

Investments (Notes 3, 4 and 5)	$53,032,681	$50,515,493

Receivables:
Notes receivable from participants	1,436,052	1,530,829
Employer contributions	-	2,374
Participant contributions	-	4,473

Total receivables	1,436,052	1,537,676

Net assets available for benefits	$54,468,733	$52,053,169

The accompanying notes are an integral
part of these financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

ADDITIONS

Investment income:
Dividends and capital gains distributions	$1,139,447	$1,112,914	$1,253,444
Net appreciation (depreciation) in fair value of investments (Note 3)	2,140,265	5,356,144	(4,092,949)

Total investment income	3,279,712	6,469,058	(2,839,505)

Interest income on notes receivable from participants	79,253	82,840	86,017

Contributions:
Participants	2,122,325	2,058,159	1,958,673
Employer	1,377,429	1,353,839	1,276,990
Participant rollovers	52,718	131,244	67,182

Total contributions	3,552,472	3,543,242	3,302,845

Total additions	6,911,437	10,095,140	549,357

DEDUCTIONS

Benefits paid to participants	4,478,445	2,618,067	6,901,614
Administrative expenses (Note 7)	17,428	15,647	16,482
Other deductions	-	-	3,858

Total deductions	4,495,873	2,633,714	6,921,954

Net increase (decrease)	2,415,564	7,461,426	(6,372,597)

Net assets available for benefits:
Beginning of year	52,053,169	44,591,743	50,964,340

End of year	$54,468,733	$52,053,169	$44,591,743

The accompanying notes are an integral
part of these financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation (the "Company") Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information.  Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company.  The Plan, which became effective October 1, 1985, is intended to be a qualified stock bonus plan under section 401(a) of the Internal Revenue Code (IRC) and is designated as an employee stock ownership plan or ESOP.  Portions of the Plan are also intended to qualify as a qualified cash or deferred arrangement within the meaning of section 401(k) of the IRC.  The Plan also provides for Roth elective contributions.

The Employee Benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates the administration of the Plan to the Company's Pension Management Committee.  The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Investments in the Plan are participant directed with the exception of employer contributions which are invested in shares of the Company's common stock at the time of contribution.  Subsequent to investment in the Company's common stock, participants may direct employer matching contributions among all investment options.  Vanguard Fiduciary Trust Company serves as Trustee of the Plan.

Eligibility

Under the Plan, employees of the Company who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

On August 20, 2010 (the "Sonoma Valley Closing Date"), Westamerica Bank, a subsidiary of the Company, acquired certain assets and deposits of Sonoma Valley Bank from the Federal Deposit Insurance Corporation and hired certain employees of Sonoma Valley Bank.  On October 28, 2010, the Plan was amended to provide past service credit for eligible employees of Sonoma Valley Bank.  For eligibility purposes, service with Sonoma Valley Bank is counted as service with the Company for any individual who was an employee of Sonoma Valley Bank on the Sonoma Valley Closing Date ("Sonoma Valley Bank Employees").  Hire dates for Sonoma Valley Bank Employees are their Sonoma Valley Bank hire dates.  Sonoma Valley Bank Employees who were eligible employees and satisfied the service requirements under the Plan as of the Sonoma Valley Closing Date commenced participation in the Plan effective on the Sonoma Valley Closing Date.

1.	DESCRIPTION OF PLAN (Continued)

Eligibility (Continued)

On February 6, 2009 (the "County Bank Closing Date"), Westamerica Bank, a subsidiary of the Company, acquired certain assets and deposits of County Bank from the Federal Deposit Insurance Corporation and hired certain employees of County Bank.  On September 15, 2009, the Plan was amended to provide past service credit for eligible employees of County Bank.  For eligibility purposes, service with County Bank is counted as service with the Company for any individual who was an employee of County Bank on the County Bank Closing Date ("County Bank Employees").  Hire dates for County Bank Employees are their County Bank hire dates.  County Bank Employees who were eligible employees and satisfied the service requirements under the Plan as of the County Bank Closing Date commenced participation in the Plan effective on the County Bank Closing Date.

Vesting

Participants are immediately vested in their salary-deferral contributions, the Company's discretionary and matching contributions, plus actual earnings thereon.

Contributions

Each year, participants may make salary deferral contributions in any whole percentage of pretax annual compensation subject to certain IRC limitations. Participants may also elect to make salary deferral contributions on an after-tax basis in whole percentage increments ("Roth" elective contributions), subject to certain limitations defined by the Plan.

The Company makes a matching contribution equal to 100 percent of the participant's elective contribution and Roth elective contribution, up to a maximum of 6 percent of the participant's compensation.  Additional amounts may be contributed at the discretion of the Company's Board of Directors.  Participants may also contribute amounts representing distributions from other qualified Roth accounts, defined benefit or defined contribution plans.  For the years ended December 31, 2010, 2009 and 2008, the Company made no discretionary contributions.  Company contributions are subject to certain IRC limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, allocation of the Company's matching and discretionary contributions, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to participants based on the participant's elective contribution.  Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants.

1.	DESCRIPTION OF PLAN (Continued)

Participants' Investment Options

Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document.  Participants may redirect Company matching contributions from the Westamerica Common Stock Fund to other investment options at their discretion.

Participants direct participant contributions in whole or in part in any of the following investment fund options as of December 31, 2010:

•	The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

•	Vanguard 500 Index Fund, which invests in the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

•	Vanguard Explorer Fund, which invests in a diversified group of small-company stocks with prospects for above-average growth.

•
Vanguard Morgan Growth Fund, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

•
Vanguard Prime Money Market Fund, which invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

•
Vanguard Total Bond Market Index Fund, which invests in bonds that attempt to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index.  At least 80% of the fund's assets are invested in bonds held in the index.  The fund maintains a dollar-weighted average maturity ranging between 5 and 10 years.

•
Vanguard Total International Stock Index Fund, which invests in three Vanguard international index funds: a European fund, a Pacific fund, and an emerging markets fund in addition to direct investments in common stocks.  These funds invest in the stock of companies in more than 30 countries.

•
Vanguard Windsor II Fund, which invests in a diversified group of out-of-favor stocks of large capitalization companies.  The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

1.	DESCRIPTION OF PLAN (Continued)

Participants' Investment Options (Continued)

•
Vanguard Extended Market Index Fund, which invests in a broadly diversified portfolio of stocks of small and medium sized companies that are regularly traded on the New York Stock Exchange and NASDAQ over-the-counter market.  The portfolio is designed to be representative of the Standard & Poor's Completion Index.

•
Vanguard Short-Term Federal Fund, which invests in at least 80% of its assets in short-term bonds issued by U.S. government agencies and instrumentalities, many of which are not backed by the full faith and credit of the U.S. government.  To reduce fluctuations in its share price, the fund maintains an average maturity of 1 to 4 years.

Vanguard Target Retirement Funds consists of twelve targeted maturity funds as follows:

•	Vanguard Target Retirement Income Fund
•	Vanguard Target Retirement 2005 Fund
•	Vanguard Target Retirement 2010 Fund
•	Vanguard Target Retirement 2015 Fund
•	Vanguard Target Retirement 2020 Fund
•	Vanguard Target Retirement 2025 Fund
•	Vanguard Target Retirement 2030 Fund
•	Vanguard Target Retirement 2035 Fund
•	Vanguard Target Retirement 2040 Fund
•	Vanguard Target Retirement 2045 Fund
•	Vanguard Target Retirement 2050 Fund
•	Vanguard Target Retirement 2055 Fund

Each fund invests in other Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire in or within a few years of the year in the fund's name, except the Income Fund, which is designed for investors in retirement.

Vanguard Target Retirement Funds are designed as a balanced fund-of-funds for long-term investors.  Each Vanguard Target Retirement Fund invests in broadly diversified funds, which includes stock funds, bond funds and a money market fund.

With the exception of the Vanguard Target Retirement Income Fund, the relative allocations among Vanguard Target Retirement Funds' component funds gradually grow more conservative over a predetermined schedule.

Participants may change their investment options at any time directly through The Vanguard Group.

1.	DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000.  For the purposes of this limit, all qualified plans of the Company shall be considered one plan. Loans are secured by the balance in the participant's account.  Participant loans are funded by selling investments in the borrowing participant's accounts and bear interest at rates that range from 4.25 percent to 9.75 percent, which are commensurate with prevailing market rates at the time the funds are borrowed.  Loans are made for a term not to exceed 5 years.  Principal and interest is paid ratably through payroll deductions and invested in the borrowing participant's accounts in accordance with their investment directions.

Payment of Benefits

Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account.  Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund stock are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash or an in-kind transfer, as provided by the Plan document.  Participants may also receive in-service distributions on account of hardship or after attaining age 59 1/2.  Cash dividends paid on Westamerica Bancorporation common stock allocated to participant accounts may be paid to participants in cash or be credited to the participant's account as earnings.  If the value of a separated participant's benefit is not more than $1,000, the benefit shall be automatically paid in a single lump sum in cash or, if elected, directly to an eligible retirement plan.  Benefits payable to participants for amounts greater than $1,000 may be made in cash or other form of distribution, as defined by the Plan.  As of December 31, 2010 and 2009, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Westamerica Bancorporation common stock shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

1.	DESCRIPTION OF PLAN (Continued)

Administrative Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge.  The Company pays the Plan's annual account maintenance fees for participants actively employed by the Company and other administrative expenses.

Reclassifications

Certain amounts shown in the prior year have been reclassified to conform to the current year presentation.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for additional discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.  Trustee fees for Westamerica Bancorporation Common Stock are charged to the Westamerica Common Stock Fund.

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Risks and Uncertainties

The Plan utilizes various investment instruments, including the common stock of the Company and mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, currency and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Concentrations of Investments

Included in investments at December 31, 2010 and 2009 are shares of the Westamerica Common Stock Fund amounting to $27,330,809 and $27,185,402, respectively.  The Westamerica Common Stock Fund represents 52% and 54% of total investments of the Plan at December 31, 2010 and 2009, respectively.  A significant decline in the market value of the Company's stock would have a materially adverse effect on the Plan's net assets available for benefits.

Redemption Fees

The Vanguard Total International Stock Index Fund charges a 2% fee ($20 per $1,000 invested) on shares redeemed within two months of purchase.  The fee is paid directly to the Vanguard Total International Stock Index Fund.  These redemption fees are charged at the participant account level, and are not included in administrative expenses of the Plan.

Payment of Benefits

Benefits are recorded when paid.

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards

Fair Value Measurements

In January 2010, the FASB issued FASB ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amends and clarifies existing standards to require additional disclosures regarding fair value measurements.  Specifically, the standard requires disclosure of the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level 3, and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis.  This standard clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities—previously separate fair value disclosures were required for each major category of assets and liabilities.  This standard also clarifies the requirement to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, these disclosures are effective for the year ended December 31, 2010.  The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements becomes effective for the Plan for the year beginning on January 1, 2011.  The Plan adopted this new accounting standard as of January 1, 2010 and the impact of adoption was not material to the Plan's financial position or results of operations.

Reporting for Participant Loans

In September 2010, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Update (ASU) 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans.  This ASU applies to any defined contribution pension plan that allows participant loans.  The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments in this ASU are effective for fiscal years ending after December 15, 2010, and should be applied retrospectively to all prior periods presented.  The Plan adopted this new accounting standard as of January 1, 2010 and retrospectively applied to December 31, 2009.  The impact of adoption was not material to the Plan's financial position or results of operations.

Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant loans totaling $1,436,052 and $1,530,829 from investments to notes receivable as of December 31, 2010 and 2009, respectively.  There was no impact to the net assets available for benefits as of December 31, 2010 and 2009, as a result of the adoption.

3.	INVESTMENTS

The following table presents investments at fair value that represent 5% or more of the Plan's net assets as of December 31, 2010 or 2009:

	2010	2009

Westamerica Common Stock Fund	$27,330,809	$27,185,402
Vanguard 500 Index Fund	4,336,207	3,741,698
Vanguard Prime Money Market Fund	3,951,410	4,186,773
Vanguard Target Retirement 2015 Fund	3,206,216	2,814,281
Other investments	14,208,039	12,587,339

	$53,032,681	$50,515,493

The Plan's investments, including investments bought, sold, and held during the year, appreciated in value by $2,140,265 and $5,356,144 during 2010 and 2009, respectively, and depreciated in value by $4,092,949 during 2008 as follows:

	2010	2009	2008

Westamerica Common Stock Fund	$41,687	$2,107,726	$3,266,908
Mutual funds	2,098,578	3,248,418	(7,359,857)
	$2,140,265	$5,356,144	$(4,092,949)

4.	INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK

The Plan's investments at December 31, 2010 and 2009 in Westamerica Bancorporation common stock are as follows:

	2010	2009

Number of shares	492,713	490,977

Cost	$16,481,255	$15,610,008

Fair value	$27,330,809	$27,185,402

5.	FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

The Plan groups its assets and liabilities measured at fair value within three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.  Valuations within these levels are based upon:

Level 1 – Quoted market prices for identical instruments traded in active exchange markets.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 – Model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect the Plan's estimates of assumptions that market participants would use on pricing the asset or liability.  Valuation techniques include management judgment and estimation which may be significant.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets Recorded at Fair Value

There were no changes in the valuation techniques used during 2010.  The following tables present information about the Plan's assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009.

5.	FAIR VALUE MEASUREMENTS (Continued)

Assets Recorded at Fair Value (Continued)

The Plan is required or permitted to record the following assets at fair value on a recurring basis under other accounting pronouncements:

	December 31, 2010

Description	Fair Value	Level 1	Level 2	Level 3

Common stock of
Plan Sponsor	$27,330,809	$27,330,809	$-	$-
Mutual funds:
Equity	11,196,213	-	11,196,213	-
Balanced	8,323,021	-	8,323,021	-
Money Market	3,951,410	-	3,951,410	-
Fixed income	2,231,228	-	2,231,228	-
	$53,032,681	$27,330,809	$25,701,872	$-

	December 31, 2009

Description	Fair Value	Level 1	Level 2	Level 3

Common stock of
Plan Sponsor	$27,185,402	$27,185,402	$-	$-
Mutual funds	23,330,091	-	23,330,091	-
	$50,515,493	$27,185,402	$23,330,091	$-

Fair value of the common stock of the Plan Sponsor is based on the closing quoted market price reported on the active market on which the individual securities are traded.  Such securities are actively traded throughout each day on the NASDAQ Global Select Market.

Mutual funds are valued using the Net Asset Value (NAV) provided by the trustee of the fund.  The NAV is computed by dividing the value of the underlying assets, minus liabilities, allocated to each share class by the number of fund shares outstanding for that class.  Mutual fund NAVs are calculated once each business day as of the close of regular market trading.  The NAV is a quoted price in a market that is not active.

There were no transfers in or out of Levels 1, 2 or 3 for the twelve months ending December 31, 2010 and 2009.

There were no liabilities measured at fair value on a recurring basis at December 31, 2010 or 2009.

5.	FAIR VALUE MEASUREMENTS (Continued)

Assets Recorded at Fair Value (Continued)

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2010 or 2009.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan's management and the Plan's ERISA counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.

7.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds, including the Westamerica Common Stock Fund which invests in the common stock of the Company, managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC).  VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2010, 2009 and 2008 amounted to $38,399, $39,206 and $40,615, respectively.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 and 2009 to Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$54,468,733	$52,053,169

Less: Deemed distributions of participant loans	(11,939)	(15,862)

Net assets available for benefits per Form 5500	$54,456,794	$52,037,307

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to Form 5500:

Benefits paid to participants per the financial statements	$4,478,445

Add: Deemed distributions of participant loans	(3,923)

Benefits paid to participants per Form 5500	$4,474,522

The following is a reconciliation of total investments per the Plan financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009

Total investments per the financial statements	$53,032,681	$50,515,493

Add: Notes receivable from participants	1,436,052	1,530,829
Less: Deemed distributions of participant loans	(11,939)	(15,862)

Total investments per form 5500	$54,456,794	$52,030,460

The following is a reconciliation of the total receivables per the Plan financial statements at December 31, 2010 to Form 5500:

Total receivables per the financial statements	$1,436,052

Less: Notes receivable from participants	(1,436,052)

Total receivables per Form 5500	$-

SUPPLEMENTAL SCHEDULES

EMPLOYER IDENTIFICATION NUMBER:  94-2156203
PLAN NUMBER:  002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Westamerica Common Stock	Common Stock
	Fund	492,713 shares	$16,481,255	$27,330,809

*	Vanguard 500 Index Fund	Mutual Fund
		37,439 shares	4,121,516	4,336,207

*	Vanguard Prime Money	Mutual Fund
	Market Fund	3,951,410 shares	3,951,410	3,951,410

*	Vanguard Target Retirement	Mutual Fund
	2015 Fund	258,149 shares	3,013,341	3,206,216

*	Vanguard Morgan Growth	Mutual Fund
	Fund	134,889 shares	2,248,782	2,432,057

*	Vanguard Total International	Mutual Fund
	Stock Index Fund	128,858 shares	1,785,069	2,030,796

*	Vanguard Total Bond Market	Mutual Fund
	Index Fund	171,847 shares	1,757,955	1,821,579

*	Vanguard Target Retirement	Mutual Fund
	2025 Fund	139,699 shares	1,646,138	1,763,001

*	Vanguard Windsor II Fund	Mutual Fund
		54,373 shares	1,514,729	1,395,751

*	Vanguard Extended Market	Mutual Fund
	Index Fund	17,827 shares	594,435	735,549

*	Vanguard Target Retirement	Mutual Fund
	2035 Fund	56,026 shares	684,879	733,386

*	Vanguard Target Retirement	Mutual Fund
	Income Fund	62,471 shares	695,607	704,673

*	Vanguard Target Retirement	Mutual Fund
	2020 Fund	25,189 shares	526,693	556,685

(Continued)

EMPLOYER IDENTIFICATION NUMBER:  94-2156203
PLAN NUMBER:  002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Continued)
December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Vanguard Target Retirement	Mutual Fund
	2010 Fund	24,545 shares	$468,038	$547,592

*	Vanguard Short Term	Mutual Fund
	Federal Fund	38,071 shares	410,473	409,649

*	Vanguard Target Retirement	Mutual Fund
	2045 Fund	29,541 shares	365,036	398,809

*	Vanguard Explorer Fund	Mutual Fund
		3,647 shares	242,733	265,853

*	Vanguard Target Retirement	Mutual Fund
	2005 Fund	19,248 shares	214,088	225,784

*	Vanguard Target Retirement	Mutual Fund
	2050 Fund	4,470 shares	83,331	95,651

*	Vanguard Target Retirement	Mutual Fund
	2030 Fund	2,981 shares	55,563	64,619

*	Vanguard Target Retirement	Mutual Fund
	2040 Fund	1,039 shares	19,483	22,342

*	Vanguard Target Retirement	Mutual Fund
	2055 Fund	187 shares	4,144	4,263

*	Notes receivable from	Notes receivable from
	participants	participants with interest
		rates ranging from
		4.25% to 9.75%	1,436,052	1,436,052
			$42,320,750	$54,468,733

*	Party-in-interest to the Plan.

EMPLOYER IDENTIFICATION NUMBER:  94-2156203
PLAN NUMBER:  002

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

For the Year Ended December 31, 2010

(h)
					(f)		Current Value
(a)	(b)	(c)	(d)	(e)	Expense	(g)	of Asset on	(i)
Identity of	Description	Purchase	Selling	Lease	Incurred with	Cost of	Transaction	Net Gain
Party Involved	of Asset	Price	Price	Rental	Transaction	Asset	Date	or (Loss)

Category (I)

Purchases -
Series of Transactions

Westamerica Bancorporation	Common Stock	$ 2,552,583					$ 2,552,583

Sales -
Series of Transactions

Westamerica Bancorporation	Common Stock		$ 2,448,863			$ 1,681,336	$ 2,448,863	$ 767,527

Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

Date: June 17, 2011

By:     /s/ John “Robert” Thorson
John "Robert" Thorson
Senior Vice President
And Member, Pension Management Committee

Exhibit Index

Exhibit
Number           Description
----------            --------------------------------------------------------
   23                   Consent of Independent Registered Public Accounting Firm
   99                   Certification pursuant to 18 U.S.C. Section 1350